Exhibit 12.1

ConAgra Agricultural Products Business

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended							Thirty-Nine Weeks Ended
	1999	2000	2001		2002		2003	November 24, 2002	November 23, 2003
Fixed Charges as Defined:
Interest expense	$52,156	$48,834	$64,952		$46,515		$25,068	$22,394	$13,341
One third of non-cancelable lease rent	15,295	16,607	18,226		17,762		15,378	11,534	10,268

Total fixed charges (A)	$67,451	$65,441	$83,178		$64,277		$40,446	$33,928	$23,609

Earnings as Defined:
Pretax income (loss)	$49,736	$55,523	$(18,831)		$(57,887)		$41,335	$26,932	$58,465
Add fixed charges	67,451	65,441	83,178		64,277		40,446	33,928	23,609

Earnings and fixed charges (B)	$117,187	$120,964	$64,347		$6,390		$81,781	$60,860	$82,074

Ratio of earnings to fixed charges (B/A)	1.74x	1.85x	—	(a)	—	(a)	2.02x	1.79x	3.48x

(a)	For fiscal 2001 and 2002, the ConAgra Agricultural Products Business’ earnings were insufficient to cover fixed charges by $18.8 million and $57.9 million, respectively.